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------------        -----------------------------------------------------------

                                               /-------------------------------/
                  UNITED STATES                /       OMB APPROVAL
                                               /-------------------------------/
        SECURITIES AND EXCHANGE COMMISSION     /OMB Number:  3235-0145         /
                                               /-------------------------------/
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 11 Pages

                                  SCHEDULE 13G

------------------------------------------------             ------------------
CUSIP NO.      961840105                                     PAGE 2 OF 11 PAGES
------------------------------------------------             ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Advisors, LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) /X/
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         5      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              6      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE
  OWNED BY                      UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES
    EACH                        OR CONVERSION OF PREFERRED STOCK)
  REPORTING           --------- -----------------------------------------------
 PERSON WITH             7      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF
            WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                       /  /
----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                  SCHEDULE 13G

------------------------------------------------             ------------------
CUSIP NO.      961840105                                     PAGE 3 OF 11 PAGES
------------------------------------------------             ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Management, LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) /X/
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         5      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              6      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE
  OWNED BY                      UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES
    EACH                        OR CONVERSION OF PREFERRED STOCK)
  REPORTING           --------- -----------------------------------------------
 PERSON WITH             7      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF
            WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                       /  /
----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                  SCHEDULE 13G

------------------------------------------------             ------------------
CUSIP NO.      961840105                                     PAGE 4 OF 11 PAGES
------------------------------------------------             ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Associates, LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) /X/
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
----------- -------------------------------------------------------------------
                         5      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              6      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE
  OWNED BY                      UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES
    EACH                        OR CONVERSION OF PREFERRED STOCK)
  REPORTING           --------- -----------------------------------------------
 PERSON WITH             7      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF
            WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                       /  /
----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                  SCHEDULE 13G

------------------------------------------------             ------------------
CUSIP NO.      961840105                                     PAGE 5 OF 11 PAGES
------------------------------------------------             ------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Steven A. Cohen
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) /X/
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- -------------------------------------------------------------------
                         5      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              6      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE
  OWNED BY                      UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES
    EACH                        OR CONVERSION OF PREFERRED STOCK)
  REPORTING           --------- -----------------------------------------------
 PERSON WITH             7      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,081,264 (INCLUDING 1,621,100 SHARES ISSUABLE UPON EXERCISE OF
            WARRANTS, CONVERSION OF NOTES OR CONVERSION OF PREFERRED STOCK)
----------- -------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                       /  /
----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

CUSIP No. 961840105            13G                           Page 6 of 11 Pages

This 13G is being filed by S.A.C. Capital Associates, LLC ("SAC CAPITAL ASSOCIATES"), S.A.C. Capital Advisors, LLC ("SAC CAPITAL ADVISORS"), S.A.C. Capital Management, LLC ("SAC CAPITAL MANAGEMENT") and Steven A. Cohen ("MR. COHEN" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to such Class A Common Stock of the Company.

The Reporting Persons have previously filed a statement on Schedule 13D on November 3, 2004 [File Number 005-41525], as amended on November 9, 2004, as amended on December 16, 2004, as amended on January 20, 2005, as amended on May 2, 2005, as amended on May 5, 2005, as amended on May 10, 2005 and as amended on August 9, 2005 (collectively, as amended, the "SCHEDULE 13D") to report its beneficial ownership of Common Stock of the Company that is the subject of this
Schedule 13G, and is filing this schedule pursuant to ss.240.13d-1(h) as the Reporting Persons have become passive investors in the Company.

Item 1(a) -  NAME OF ISSUER:

The Wet Seal, Inc.

Item 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

26972 Burbank
Foothill Ranch, California 92610

Items 2(a) - NAME OF PERSON FILING:

This statement is filed by: (i) S.A.C. Capital Advisors with respect to Shares of the Issuer beneficially owned by S.A.C. Capital Associates; (ii) S.A.C. Capital Management with respect to Shares beneficially owned by SAC Capital Associates; (iii) SAC Capital Associates with respect to Shares beneficially owned by it; and (iv) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management and SAC Capital Associates.

Item 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

Item 2(c) - CITIZENSHIP:

SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 2(d) - TITLE OF CLASS OF SECURITIES:

CUSIP No. 961840105            13G                           Page 7 of 11 Pages

Class A Common Stock, $0.10 par value

Item 2(e) - CUSIP NUMBER:

961840105

Item 3 - NOT APPLICABLE

Item 4 - OWNERSHIP:

As of the close of business on August 7, 2005:

     1.   S.A.C. Capital Advisors, LLC

          (a) Amount beneficially owned: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

          (b)  Percent of class: 9.99%

          (c)  (i)  Sole power to vote or direct the vote: -0-

              (ii) Shared power to vote or direct the vote: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

             (iii)  Sole power to dispose or direct the disposition: -0-

              (iv) Shared power to dispose or direct the disposition: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

     2.   S.A.C. Capital Management, LLC

          (a) Amount beneficially owned: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

          (b)  Percent of class: 9.99%

          (c)  (i)  Sole power to vote or direct the vote: -0-

              (ii) Shared power to vote or direct the vote: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

             (iii)  Sole power to dispose or direct the disposition: -0-

              (iv) Shared power to dispose or direct the disposition: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

CUSIP No. 961840105            13G                           Page 8 of 11 Pages

     3.   S.A.C. Capital Associates, LLC

          (a) Amount beneficially owned: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

          (b)  Percent of class: 9.99%

          (c)  (i)  Sole power to vote or direct the vote: -0-

              (ii) Shared power to vote or direct the vote: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

             (iii)  Sole power to dispose or direct the disposition: -0-

              (iv) Shared power to dispose or direct the disposition: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

     4.   Steven A. Cohen

          (a) Amount beneficially owned: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

          (b)  Percent of class: 9.99%

          (c)  (i)  Sole power to vote or direct the vote: -0-

              (ii) Shared power to vote or direct the vote: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

             (iii)  Sole power to dispose or direct the disposition: -0-

              (iv) Shared power to dispose or direct the disposition: 5,081,264 (including 1,621,100 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock)

Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management") manages various investments of SAC Capital Associates, including the SAC Capital Associates' investments in the Issuer. Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that SAC Capital Associates may be deemed to beneficially own as of the date hereof. As a result, the Reporting Persons may be deemed to constitute a "group" within the meaning of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, with Prentice Capital Management and its affiliates with respect to their investments in the Issuer. Each of the Reporting Persons disclaims beneficial ownership of any securities owned by Prentice Capital Management or its affiliates.

CUSIP No. 961840105            13G                           Page 9 of 11 Pages

SAC Capital Advisors, SAC Capital Management, and Mr. Cohen own directly no Shares. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. As stated above, Prentice Capital Management manages various investments of SAC Capital Associates, including the SAC Capital Associates' investments in the Issuer and has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that SAC Capital Associates may be deemed to beneficially own as of the date hereof. Mr. Cohen controls both SAC Capital Advisors and SAC Capital Management.

The 5,081,264 Shares (including 1,621,100 Shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock) reported on this
Schedule 13G constitute approximately 9.99% of the Shares outstanding based upon the 44,630,141 Shares stated to be outstanding by the Company as of June 10, 2005, in the Issuer's Form 10-Q for the period ending on April 30, 2005, filed with the Securities and Exchange Commission on June 16, 2005 and the 4,612,245 Shares issued upon conversion of notes and preferred stock as reported by Prentice Capital Management and its affiliates in their Schedule 13D/A, dated August 9, 2005.

As described in Item 4 of Amendment No. 6 to the Schedule 13D, SAC Capital Associates previously acquired Series C Preferred Stock, warrants and notes, which contain a blocker that prevent the exercise of such securities if after such exercise SAC Capital Associates would own more than 9.99% of the Common Stock of the Company (the "Blocker"). If the Blocker were not in place, as of the date hereof SAC Capital Associates may be deemed to own 31,154,813 shares of Common Stock (representing 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock and warrants and notes initially exercisable into 29,141,480 shares of Common Stock). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

Item 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

CUSIP No. 961840105            13G                           Page 10 of 11 Pages

Item 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10 - CERTIFICATION:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 961840105            13G                           Page 11 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2005


S.A.C. CAPITAL ADVISORS, LLC


By:  /s/ PETER NUSSBAUM
     -------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC


By:  /s/ PETER NUSSBAUM
     -------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


S.A.C. CAPITAL ASSOCIATES, LLC


By:  /s/ PETER NUSSBAUM
     -------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


STEVEN A. COHEN

By:  /s/ PETER NUSSBAUM
     -------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person